Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
	June 30,
	2018	2017
(Dollars in millions)
EARNINGS:
Income before income taxes[1]	$146	$99
Add (deduct):
Equity in earnings of unconsolidated entities	(78)	(65)
Distributions from unconsolidated entities	70	65
Amortization of capitalized interest	4	4
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(13)	–
	$129	$103
Add fixed charges:
Consolidated interest expense[2]	86	85
Interest portion (1/3) of consolidated rent expense	33	32
	$248	$220

FIXED CHARGES:
Consolidated interest expense[2]	$86	$85
Capitalized interest	1	1
Interest portion (1/3) of consolidated rent expense	33	32
	$120	$118

RATIO OF EARNINGS TO FIXED CHARGES[3]	2.07	1.86

[1]	Amounts include $17 million and $19 million of Gain on license sales and exchanges, net in 2018 and 2017, respectively.

[2]	Interest expense on income tax contingencies is not included in fixed charges.

[3]	Ratio of earnings to fixed charges and preferred dividends was also 1.86 for the six months ended June 30, 2017.